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Exhibit 99

PRESS RELEASE

DECOMA COMPLETES REVIEW OF ITS UNITED KINGDOM AND
CONTINENTAL EUROPE OPERATIONS

Concord, Ontario, Wednesday, December 10, 2003 ... Decoma International Inc. ("Decoma" or the "Company") (TSX:DEC.A; NASDAQ:DECA) has completed its 2004 business planning process, which included both its United Kingdom market review as well as an evaluation of its existing operating facilities in continental Europe.

With respect to the Company's two U.K. facilities (Merplas and Sybex), the Company identified a number of indicators of asset impairment including the continuation of budgeted operating losses, uncertain long-term production volumes for the U.K. market in general, which affect certain of the Company's existing U.K. programs, and excess paint capacity in the U.K. market. In addition, Ford of Europe's decision to produce its 2006 Freelander program at Ford facilities in Halewood, England, has caused the Company to relocate its related 2006 fascia production from Sybex to the closer Merplas facility.

As a result of these indicators, the Company was required to assess its U.K. asset base for recoverability under generally accepted accounting principles. The result of the assessment impairment test was the write-down of approximately US$12 million of certain of the assets of the Company's Sybex facility. This write-down will have no impact on operations at either Merplas or Sybex, which will continue their operations in the normal course.

Decoma's review of its continental European operating facilities included the consideration of paint capacity utilization. A number of factors were considered, including anticipated changes in the product mix for these facilities over the planning period, the need for near and long-term existing facility capital requirements, pending changes in applicable emission standards and existing excess paint capacity. Excess paint capacity has resulted primarily from successful continuous improvement initiatives at existing facilities and the launch of the Company's Belplas paint line.

Based on this analysis, the Company has determined that a consolidation of its existing continental European operations is advantageous for both Decoma and its customers. The consolidation entails mothballing the Company's Decoform paint line and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities. Decoform will continue to mold and assemble products for Decorate. The consolidation necessitates the write-down of the carrying value of the Decoform paint line and will result in severance costs associated with a reduction of the Decoform workforce of approximately 250 employees. The write-down and severance costs are expected to be approximately US$11 million. Final severance costs are subject to the completion of labour negotiations at the Decoform facility.

DECOMA INTERNATIONAL INC.
50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075

There will be no reduction in sales as a result of the consolidation of these operations. The consolidation will avoid the need for significant future capital expenditures at the Decoform facility and Decoma believes that the consolidation will reduce operating overheads and will improve long-term EBIT at the facilities affected in 2005 and beyond.

The U.K. impairment and continental Europe paint consolidation will result in a charge to income in the fourth quarter of 2003 of approximately US$23 million and $0.22 to diluted earnings per share. The Company now expects that diluted earnings per share for the full year 2003, excluding the above-noted items, will be within the range of $0.95 to $1.04, up from our previous outlook of $0.92 to $1.04.

Decoma management will hold a conference call to discuss the matter detailed above on Friday, December 12, 2003 at 3:00 p.m. The dial-in numbers for the conference call are (416) 640-4127 (local) or 1 (800) 814-4853 for out-of-town callers, with call-in required 10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 15,000 employees in 49 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

This press release contains "forward-looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2002, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the MD&A for the three and nine month periods ended September 30, 2003, published in the Company's Third Quarter Report. Decoma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888. For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC.
50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075

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